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SECURIT] :SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50392

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/05 _____ AND ENDING _____ 12/31/05 _____

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Euro American Capital Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    3030 LBJ Frwy, Suite #1310

                                    (No. and Street)

Dallas	Texas	75234
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                             (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Phillip V. George, PLLC

                    (Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of**
                       Information contained in this form are not required to respond
                       unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Dick O'Donnell_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____**Euro American Capital Corporation**_____ , as of

_____December 31_____ , 20__05___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____NONE_____

_____

_____

_____ _Dick O'Donnell_____
                                                                           Signature

                                                         _PRESIDENT_____
                                                                              Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURO AMERICAN CAPITAL CORPORATION

FINANCIAL REPORT

DECEMBER 31, 2005

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Euro American Capital Corporation

We have audited the accompanying statement of financial condition of Euro American Capital Corporation as of December 31, 2005, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro American Capital Corporation as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 16, 2006

EURO AMERICAN CAPITAL CORPORATION
Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$ 85,629
Commissions receivable from related party	14,250
Prepaid expenses	4,842
Clearing deposit	9,049
TOTAL ASSETS	**$ 113,770**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable	$ 580

Stockholder's Equity

Common stock, 1,000,000 shares authorized, no par value, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	153,890
Accumulated deficit	(41,700)
TOTAL STOCKHOLDER'S EQUITY	113,190
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 113,770**

See notes to financial statements.   2

EURO AMERICAN CAPITAL CORPORATION
Statement of Income
Year Ended December 31, 2005

Revenue

Underwriting revenue	$ 1,296,258
Other revenue	110
TOTAL REVENUE	1,296,368

Expenses

Compensation and related costs	1,119,273
Management fees paid to Parent	64,861
Regulatory fees	67,728
Professional fees	17,443
Other expenses	6,611
TOTAL EXPENSES	1,275,916
NET INCOME	$ 20,452

See notes to financial statements.   3

EURO AMERICAN CAPITAL CORPORATION
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2004	1,000	$ 1,000	$ 118,890	$ (62,152)	$ 57,738
Additional capital contributed	-	-	35,000	-	35,000
Net income	-	-	-	20,452	20,452
Balances at December 31, 2005	1,000	$ 1,000	$ 153,890	$ (41,700)	$ 113,190

See notes to financial statements.   4

EURO AMERICAN CAPITAL CORPORATION
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities:

Net income	$ 20,452
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities	
Decrease in commissions receivable	93,690
Increase in prepaid expenses	(4,741)
Increase in clearing deposit	(49)
Increase in accounts payable	580
Decrease in commissions payable	(64,789)
Net cash provided by operating activities	45,143

Cash flows from financing activities:

Additional capital contributed	35,000
Net increase in cash	80,143
Cash at beginning of year	5,486
CASH AT END OF YEAR	$ 85,629

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

EURO AMERICAN CAPITAL CORPORATION
Notes to Financial Statements

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Euro American Capital Corporation (Company) was incorporated in July 1997 as a Texas corporation. The Company is a wholly-owned subsidiary of American Eagle Services, Inc. (Parent), a Texas corporation, which purchased 100% of the outstanding shares of the Company from Richard & Stout, Inc. effective January 18, 2005. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company's securities business consists of the sale of interests in oil and gas related private placement offerings of related parties only on a best effort subscription basis. The Company's customers are high net worth individuals located throughout the United States.

Significant Accounting Policies:

<u>Basis of Accounting</u>

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Underwriting Revenue</u>

The Company recognizes underwriting revenue on the sale of interests in private placement offerings when customer subscriptions to such offerings are funded.

Note 2 - <u>Transactions with Clearing Broker/Dealer</u>

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $9,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - <u>Net Capital Requirements</u>

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital and net capital requirements of $94,098 and $5,000, respectively. The Company's net capital ratio was .01 to 1.

Note 4 - <u>Income Taxes</u>

The Company files its income tax return using the cash basis method of accounting and under this method the Company's current year taxable income was offset by prior years net operating losses.

Note 5 - <u>Related Party Transactions/Concentration of Revenue</u>

The Company is under the control of its Parent and the existence of that control creates operating results and financial position significantly different than if the Companies were autonomous.

The Company earned substantially all of its revenue from the sale of interests in private placement offerings of related parties.

The Company has commissions receivable from a related party totaling $14,250 at December 31, 2005.

The Parent and the Company entered into a management services and consulting agreement (Agreement) effective March 1, 2005. The Agreement requires the Parent to provide management services, personal property and office space for the Company and to and incur general expenses for benefit of the Company for a term of five years expiring February 28, 2010. Fees are invoiced monthly and totaled $64,861 for the year ended December 31, 2005. The Agreement was not consummated on terms equivalent to arms length transactions.

Schedule I

EURO AMERICAN CAPITAL CORPORATION
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2005

Total stockholder's equity qualified for net capital	$ 113,190
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable from related party	14,250
Prepaid expenses	4,842
Total deductions and/or charges	19,092
Net Capital	$ 94,098
Aggregate indebtedness	
Accounts payable	$ 580
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 89,098
Ratio of aggregate indebtedness to net capital	.01 to 1

Note: The above computation does not differ from the computation of net capital
under Rule 15c3-1 as of December 31, 2005 as filed by Euro American Capital Corporation
on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

Board of Directors
Euro American Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedule of Euro American Capital Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive   Irving, TX 75063   (214) 358-5150   Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 16, 2006